Exhibit 99.1

JinkoSolar Appoints New Chief Executive Officer

08/26/2026

SHANGRAO, China, Aug. 26, 2026 /PRNewswire/ -- JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company”) (NYSE: JKS), a global leader in clean energy technology, today announced that Mr. Xiande Li has resigned as the chief executive officer of the Company, effective August 26, 2026.

Mr. Wei “Dimi” Du will succeed Mr. Li as the chief executive officer of the Company, effective August 26, 2026. Mr. Li will continue serving as the chairman and chair of the compensation committee and the nominating and corporate governance committee of the board of directors. The resignation of Mr. Li was not due to any disagreement with the Company, and the Company does not believe this change to its senior management team will have any material impact on its business operations.

Mr. Du served as vice president of strategic investment at JinkoSolar since April 2026, having previously been the general manager of strategic investment and assistant to the chairman of JinkoSolar between December 2021 and March 2026, and the assistant to the chairman of Jinko Power Technology Co., Ltd. from February 2021 to December 2021. Prior to this, Mr. Du served as the executive general manager of investor relations at Shanghai Yuyuan Tourist Mart (Group) Co., Ltd. from October 2018 to January 2021. Mr. Du holds a BSc degree in accounting and finance from the University of Bristol and an MSc degree in finance from Imperial College London, United Kingdom.

“We are pleased to welcome Mr. Du as our chief executive officer,” commented Mr. Xiande Li, Chairman of JinkoSolar, “This transition is part of a carefully planned succession process. As we enter the next phase of development, this arrangement allows me to focus on our long-term strategy, board governance, and major strategic decisions, while our new CEO will lead management in overseeing day-to-day operations, strategic execution, and capital allocation at the group level. Dimi’s extensive experience in strategic investment and portfolio management ideally positions him to improve the quality of our operations and drive execution of our core solar and energy storage businesses and strategic investment activities.”

“I am honored to take on the role of chief executive officer,” said Mr. Wei “Dimi” Du, “Under Mr. Li’s leadership, JinkoSolar has generated sustainable growth and expanded its business globally. I am fully committed to driving the next chapter of our growth by further improving our operating quality and strategic execution, supporting the long-term development of our core solar and energy storage businesses, and pursuing disciplined capital allocation and strategic investment management. I look forward to working closely with the management team under the guidance of the board to create sustainable long-term value for our shareholders.”

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is a global leader in clean energy technology. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, Netherlands, Poland, Austria, Switzerland, Greece and other countries and regions.

JinkoSolar had over 10 production facilities globally, over 20 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, the United States, Mexico, and other countries, and a global sales network with sales teams in China, the United States, Canada, Brazil, Chile, Mexico, Italy, Germany, Turkey, Spain, Japan, the United Arab Emirates, Netherlands, Vietnam and India, as of June 30, 2026.

To find out more, please see: www.jinkosolar.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Ms. Stella Wang

JinkoSolar Holding Co., Ltd.

Tel: +86 21-5180-8777 ext.7806

Email: ir@jinkosolar.com

Mr. Christian Arnell

Christensen

Tel: +852 2117 0861

Email: christian.arnell@christensencomms.com

In the U.S.:

Email: jinko@christensencomms.com

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SOURCE JinkoSolar Holding Co., Ltd.